

February 25, 2011

Jonathan W. Trutter
Chief Executive Officer
Deerfield Capital Corp.
6250 North River Road, 9th Floor
Rosemont, Illinois 60018

Re: Deerfield Capital Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 23, 2010
File No. 1-32551

Dear Mr. Trutter:

We have reviewed your response letter dated February 16, 2011 and have the following comment.

Please respond to this letter within ten business days by providing the requested response, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Legal Proceedings

1.   We note your response to our prior comment. In your Form 10-K for the fiscal year ended December 31, 2010, please provide a description of the charges brought against the company and Ms. Valkner, including a fulsome description of the factual basis alleged to underlie the Commission's proceeding, with quantification. In your response, provide a draft of your proposed disclosures. We refer your attention to Rule 12b-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
· the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, attorney-advisor at (202) 551-3436 or me at (202) 551-3421 with any other questions.

Sincerely,

David Lyon
Senior Financial Analyst